From:
To:
Subject:          FW: I HOLD LEGAL AND EQUITABLE OWNERSHIP TO TRUST ESTATE
DEBTOR INTEREST
Date:             Tuesday, November 24, 2020 6:25:42 AM
Attachments:      BROKE STATE AND FEDERAL AGENT.pdf


From:                                   <                             >
Sent: Thursday, November 19, 2020 6:58 AM
To:
Cc: YOLANDA LEWIS
Subject: I HOLD LEGAL AND EQUITABLE OWNERSHIP TO TRUST ESTATE DEBTOR INTEREST

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To:
U.S. Securities and Exchange Commission
Division from Investment Management, Disclosure Review Office

Stanley Howard Enfranchise Inc., is the holding company on behalf of the United States
Federal Corporation, State of Pennsylvania, Registered Organization, Registrar, Certification of Birth, to bear Department of Health & Human Services, Filed Trust Estate Debtor Number
118221-1969, with use in the hands of the Federal Trade Commission, Social Security
Administration, Social Security Account Number Holder and Trustee. If any one can prove this to be false, please provide Affidavit rebutting truth to facts of past, body corporate event or deed. Upon obtaining this email subscription, this man with dominion, (not to be confused with a civilly-dead adult entity, human rights), mandate easy access for my Signature
Subscription Guarantee (12 CFR 1808.600) in the Security and Exchange Markets.

Every Application offer or purchase order finance, is to buy and sell exempt promissory note security, which is either equitably expressed by qualified endorsement or legally implied a unsecured note, given by in blank endorsement upon a secured note or banknote check.


Broke Principal State and Federal Agent Relation-ship or office


BROKE by definition means to transact business for or in place of another in trade; to act as agent and principal relationship, in buying and selling, and other commercial for profit security exchange business; to transact security exchange business by or through an agent, trustee, grantee, etc.

Broke is a Practice of using    applications    of remedies, by skillful or
artful management; dexterity in
contrivance or the use of means to transact security exchange business for or in place of another as a
   Broker.

Broker is employed by    Broke    merchants to make and conclude bargains for
or against them, for or against
a fee or tax rate per cent by the hundred whether profit or loss, by agent who transacts other security exchange business for or against his employers or employees identification number of indemnity, upon SSA verification, establishing the authenticity from any indemnification powers granted, or of any secured transaction, by legal implied unsecured note or competent expressed equity credits evidence.
 Security Exchange-brokers, who make and conclude bargains for or against others in matters out of secured money paper or merchandize, learn the tax rate out of security exchange, and notify their employers or employees identification number of indemnity, upon SSA verification establishing the authenticity from any
indemnification powers granted to a requesting party    application offer,
to buy and sell security note of
broke merchant, who exports and imports goods and sells them by wholesale, to a broker who purchase them at wholesale price and resale at retail price.

Human Capital Stock-brokers, are employed to buy and sell shares in the human capital stocks, whether of the common public, human capital stock certificates of birth funds, of Registered Organization, Trust Estate
Debtor, Registrar Banks or of other United States Federal Corporation franchises.

In the Union States, the Registered Organization, security exchange business of a human capital stockbroker, and an insurance-broker whose security exchange business is to pimp the insurance of vessels at sea or at repository, which is often or generally carried on by the same person, having a dual capacity persona, being State Registrant and Federal Agent.



Bankrupt means a trader who secretes himself, or does certain other acts tending to defraud his secured party creditors, which are agents or representatives in place of another as heir, to a bankruptcy estate-interest.

U.S. Federal Corporation is Bankrupt and I ACT as its Broke Bankrupt SSN
Trustee